*KW 3/14/14

SEC
Mail Processing
Section

MAR 04 2014

[redacted]
ıington DC
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14048324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13801

FACING PAGE

ation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBSC Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue
(No. and Street)

New York (City) New York (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Verity III (212) 922-7892
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/18/14

OATH OR AFFIRMATION

I, Gary Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBSC Securities Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBSC SECURITIES CORPORATION AND SUBSIDIARY

(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Consolidated Statement of Financial Condition

December 31, 2013

(With Reports of Independent Registered Public Accounting Firm Thereon)

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
MBSC Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of MBSC Securities Corporation as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly in all material respects, the financial position of MBSC Securities Corporation as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2014

MBSC SECURITIES CORPORATION AND SUBSIDIARY
(An Indirect Wholly-Owned Subsidiary of
The Bank of New York Mellon Corporation)

Consolidated Statement of Financial Condition

December 31, 2013

(In thousands, except share data)

Assets

Cash and cash equivalents - note 3	$	98,740
Financial instruments owned, at fair value - note 6		243
Receivables:		
Receivables from related investment companies		26,134
Receivables from affiliates - note 9		5,931
Receivables from others		3,775
Fixed assets, at cost, less accumulated depreciation and amortization - note 4		1,454
Investment in leveraged leases (net) - note 8		23,308
Deferred sales commissions - note 5		1,137
Deferred income taxes, net - note 10		3,393
Other assets		8,180
Total assets	$	172,295

Liabilities and Stockholder's Equity

Liabilities:		
Income tax reserves (net)	$	1,022
Due to affiliates - note 9		29,597
Accounts payable and accrued expenses		33,570
Total liabilities		64,189
Stockholder's equity:		
Common stock, no par value, authorized, issued, and outstanding 200 shares		—
Additional paid-in capital		293,042
Accumulated deficit		(184,936)
Total stockholder's equity		108,106
Total liabilities and stockholder's equity	$	172,295

See accompanying notes to consolidated statement of financial condition.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Organization

MBSC Securities Corporation (Company), a registered broker-dealer and a registered investment adviser, is a wholly owned subsidiary of The Dreyfus Corporation (Corporation), which is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon). The Company provides various investment product related services and advisory services as follows:

Distribution and sales of mutual funds sponsored/administered by the Corporation and by BNY Mellon Investment Management, a division of BNY Mellon;

Distribution and sales of variable annuity products issued through insurance carriers;

Sales and marketing of various wrap fee and institutional separate account products for high net worth individuals, corporate pension plans, public employee trust funds, endowments and foundations;

Sales of private placements including hedge funds.

Introducing brokerage services are cleared primarily through an affiliate, Pershing LLC, on a fully disclosed basis. The Company's transactions for certain institutional customers are executed and cleared by or through a network of unaffiliated broker-dealers.

The consolidated statement of financial condition include the accounts of the Company and its wholly owned subsidiary, BNYM Asset Management Operations LLC (BNYM AM OPS), formerly known as Fixed Income and Cash AM Service Company LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Preparation of Financial Statements

The preparation of this consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) *Fair Value Measurement*

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), 820, *Fair Value Measurements*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring value:

Level 1 inputs	Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.
Level 2 inputs	Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs (interest rates and yield curves) or other inputs derived from/corroborated by observable market date.
Level 3 inputs	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company assigns assets and liabilities that are carried at fair value on a recurring basis to the level when they are acquired or incurred. Subsequent appropriate changes are evaluated each reporting period.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company did not have any asset or liability classified as Level 2 or Level 3 at December 31, 2013.

(d) *Financial Instruments*

ASC 825, *Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition, including cash, receivables, securities owned, certain other assets and certain other liabilities, approximate their carrying value.

(e) *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments including money market accounts with original maturities of three months or less at time of purchase. Due to the short-term nature of these instruments the recorded value approximates fair value.

(Continued)

(f) Financial Instruments Owned at Fair Value

Financial instruments owned at fair value, consisting of equity securities at December 31, 2013, are carried at fair value based on exchange quoted market prices and are classified within Level 1 of the fair value hierarchy. Unrealized gains and losses are included in other revenues in the Company's consolidated statement of income. Purchases and sales of financial instruments owned at fair value are recorded on a trade-date basis; realized gains and losses thereon are recorded on an identified-cost basis.

(g) Income Taxes

The Company is included in the consolidated federal and combined state and local income returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including New Jersey. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax-sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current and deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense.

(h) Restricted Stock

Certain employees of the Company participate in BNY Mellon's Long-Term Incentive Plan. Under the terms of this incentive plan, the awards paid may be in the form of BNY Mellon Restricted Stock. Restricted stock awards are issued at fair market value at the date of grant and cliff vest 100% over three or four years from the date of grant. Vesting may be accelerated based on performance. The total cost of issuance is recognized as salaries and employee benefit expense and offset by a credit to additional paid-in capital within stockholder's equity (the cost of issuance has no impact on the Company's stockholder's equity). Restricted stock awards are amortized over the vesting period. The amount of forfeitures reduces the additional paid-in capital.

 (Continued)

(In thousands)

(i) ***Stock Options***

Pursuant to ASC 718, *Compensation-Stock Compensation*, the Company recognizes compensation costs related to stock-based awards with a graded vesting schedule on a straight-line basis over the required service period for the entire award. The offsetting credit is recorded as additional paid-in capital.

(2) Summarized Financial Information of BNYM AM OPS

The consolidated statement of financial condition as of December 31, 2013 reflects $5,347 of net assets attributable to the Company's subsidiary as well as certain elimination and reclassification adjustments which are not reflected in the Company's statement of financial condition contained in Part II of SEC Form X-17A-5, which is prepared on an unconsolidated basis.

(3) Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31, 2013:

Cash segregated for the exclusive benefit of customers	$	3,037
Cash at The Bank of New York Mellon*		10,523
Investments in money market funds		83,190
Time deposits at The Bank of New York Mellon*		1,990
Total cash and cash equivalents	$	98,740

* An affiliate of the company

(4) Fixed Assets

The major classifications of fixed assets and their estimated useful lives at December 31, 2013 are as follows:

Furniture, fixtures and equipment (5 – 10 years)	$	1,751
Leasehold improvements		5,903
		7,654
Less accumulated depreciation and amortization		(6,200)
Fixed assets, net	$	1,454

(5) Deferred Sales Commissions

Certain funds sponsored by the Corporation offer multiple classes of shares. Class A shares are sold with a sales charge imposed at the time of purchase. Class C shares (excluding money market funds) are subject to a contingent deferred sales charge (CDSC) imposed on redemptions made within a specified period. Class C shares are also subject to an annual distribution fee payable to the distributor pursuant to a

(In thousands)

distribution plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940 (Rule 12b-l Plan). Sales commissions paid to third-party intermediaries by the Company for selling Class C shares are capitalized and amortized to operations on a straight-line basis over 12 months (the investment-aging period). These amortization charges are included in distribution expenses in the consolidated statement of income. This amortization period approximates the period of time during which the sales commissions paid by the Company to broker-dealers for selling Class C shares are expected to be recovered from the funds through payments made pursuant to the funds' Rule 12b-l Plan.

The funds' Rule 12b-l Plan is subject to annual review by the funds' respective Boards of Directors.

The following is the change in deferred sales commissions for the year ended December 31, 2013:

Balance at beginning of year	$	1,246
C Share deferred sales commissions		2,554
Amortization expense		(2,558)
Redemption write-offs		(105)
Balance at end of year	$	1,137

(6) Financial Instruments

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2013, are as follows:

	Assets at fair value as of December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents – money market funds	$ 83,190	—	—	83,190
Financial instruments owned at fair value	243	—	—	243
Total	$ 83,433	—	—	83,433

There were no changes in Level 2 or 3 assets during the year.

(7) Employees' Benefit Plans and Share-Based Compensation Payments

The Bank of New York Mellon Corporation has defined-benefit and defined-contribution retirement plans covering substantially all full-time and eligible part-time employees of the Company. Employees contributions through payroll deductions into The Bank of New York Mellon Corporation 401(k) Savings Plan are matched by BNY Mellon's contribution, at the rate of $1.00 on the dollar, up to 4% of the employees' eligible pay and $0.50 on the dollar on the next 2% of the employees eligible pay.

(In thousands)

Restricted stock of BNY Mellon is issued to the Company's employees in connection with BNY Mellon's Long-term Profit Incentive Plan, as well as performance-based awards made to key employees at the discretion of the Compensation Committee of the Board of Directors of BNY Mellon. BNY Mellon grants employees of the Company deferred share awards, which provide the right to receive common shares of BNY Mellon at specified future dates. The Company's Long-Term Incentive Plans provide for the issuance of BNY Mellon's stock options at fair market value at the date of grant to officers and employees of the Company. Generally, each option granted is exercisable between one and ten years from the date of grant.

(8) Leveraged Leases

The Company is the lessor in several leveraged lease agreements entered into during 1996 and 1997 under which railroad cars and jet aircrafts were leased for periods between 16.5 and 25 years. The equity investments in the railroad cars and jet aircrafts represent the net purchase price, with the remaining funds being furnished by third-party financing in the form of long-term debt, which provides for no recourse against the Company and is secured by a first lien on the related property. At the end of the lease term, the equipment reverts back to the Company. For federal, state and local income tax purposes, the Company receives the benefits of tax deductions for depreciation on the entire leased asset and for interest on the long-term debt.

The Company's future rentals on leveraged leases, net of reserve, as of December 31, 2013 are as follows:

	Amount
Year ending December 31:	
2014	$ 9,637
2015	7,879
2016	7,879
2017	7,879
2018	7,879
2019 – 2021*	21,154
	$ 62,307

* There are no rental commitments beyond 2021.

(Continued)

(In thousands)

The Company's net investment in leveraged leases as of December 31, 2013 comprises of the following:

Rentals receivable (net of principal and interest on the nonrecourse debt of $37,311)	$	25,434
Add estimated residual value of leased assets		32,220
Less:		
Unearned and deferred revenue		(33,908)
Reserve for lease losses		(438)
Net investment in leveraged leases before deferred taxes		23,308
Net deferred taxes arising from leveraged leases		(3,296)
Net investment in leveraged leases	$	20,012

(9) Related-Party Transactions

As of December 31, 2013, amounts receivable from affiliates and payable to affiliates are $5,931 and $29,597, respectively, and are included in receivables from and due to affiliates on the Consolidated Statement of Financial Condition.

(10) Federal, State and Local Income Taxes

The Company obtains a permanent tax benefit from the amortization of goodwill recorded on the Parent for book purposes but deductible by the Company for tax purposes. The tax benefit is treated as a contribution of capital by the Parent to the Company. The benefit approximates $1.7 million for federal, state and local purposes for the year ended December 31, 2013.

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a gross deferred tax asset of $7,391 and a gross deferred tax liability of $3,998 at December 31, 2013. The deferred tax asset is primarily attributable to deferred compensation and depreciation and the deferred tax liability is primarily attributable to leveraged leases, deferred sales commissions and the amortization of intangibles. The net deferred tax asset is $3,393. The Company has not recorded a valuation allowance because management believes it is more likely than not that the deferred tax assets will be realized.

As of December 31, 2013, the Company has unrecognized tax benefits of $27,847.

Of the above balance at December 31, 2013, $664 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

The Company had a $300 balance of accrued interest at December 31, 2013.

(In thousands)

The Company does not expect any change in the total amount of unrecognized tax benefits over the next 12 months to have a material impact on the Company's financial statements.

Federal taxes payable of $619 and state and local taxes refundable of $290 is included in due to/from affiliates on the consolidated statement of financial condition.

The Company's federal consolidated income tax returns are closed to examination through 2008. The New York State and New York City return examinations have been completed through 2010.

(11) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined as equal to the greater of $250 or 2% of the aggregate debit balances arising from customer transactions.

The Company acts as an introducing broker-dealer, clearing trades on a fully disclosed basis and does not carry customer or broker-dealer accounts. Net capital may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $36,682 which was $36,432 in excess of the required net capital.

The net capital rules may effectively restrict the payment of cash distributions and the withdrawal of equity capital.

(12) Litigation

In the ordinary course of business the Company may be a defendant or codefendant in legal actions. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. The Company will continue to monitor such matters for developments that will affect the amount of the reserve, and will adjust the reserve amount as appropriate.

(Continued)

SUPPLEMENTARY REPORT

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
MBSC Securities Corporation:

In planning and performing our audit of the consolidated financial statements of MBSC Securities Corporation and its subsidiary (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014